Offering Statement for
PRIME DIVERSITY, INC.
(“Prime Diversity, Inc”)

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   PRIME DIVERSITY, INC.

   1500 Rosecrans Ave
   Suite 500
   Manhattan Beach, CA 90266

Eligibility

2. **The following are true for PRIME DIVERSITY, INC.:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Gene Hale

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/08/2021	Present	Prime Diversity, Inc.	Board Member & Senior Advisor
01/01/1981	Present	G & C Equipment Corp	President and CEO

   Short bio: Gene Hale is the CEO of G&C Equipment Corporation one of the nation's largest Black owned businesses. The company is engaged in the sale and lease of construction equipment, material, and supplies. Mr. Hale is also a service disabled veteran. Gene was recently appointed by President Obama to the President's Export Council. He was also appointed by President George W. Bush President's Board of Advisors on Historical Black Colleges. Governor Gray Davis appointed Gene to the California infrastructure committee for the 21st century and Governor Arnold Schwarzenegger appointed him to the California Small Business Commission. More recently, Governor Brown appointed Gene to the Governors International Trade and Investment Advisory Board, Los Angeles Mayor Eric Garcetti recently appointed Gene to serve as the president of the Mayors Export Council, Los Angeles County Supervisor, Mark Ridley-Thomas appointed Mr. Hale to the Los Angeles County Small Business Commission. Mr. Hale serves on many boards including the Southern California Leadership Council. Currently, Mr. Hale is the Chairman of The Greater Los Angeles African American Chamber of Commerce and Chairman of Gardena Police Foundation. Gene has served as chairman of the following associations: CALTRANS Small Business Advisory Board, the Black Business Association of Los Angeles, the Federation of Minority Business Associations of Los Angeles (which consists of the Asian Business Association, Black Business Association of Los Angeles, Latin Business Association, and the United Indian Association), the Congressional Task Force on Small Business Development, the Century Freeway Employment Advisory Committee. He served as Co-Chairman of the California Department of Corrections Advisory Board as well.

Name
Alfonso Paisley

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/08/2010	12/02/2019	First Republic Bank	Sr. Commercial Banker
12/02/2019	11/03/2021	Retired	Consultant
03/11/2019	12/08/2021	Prime SBS Corp/Prime Diversity Analytics	Co-Founder
12/08/2021	Present	Prime Diversity, Inc.	Chairman of the Board of Directors

Short Bio: Al was instrumental in introducing Broadway Federal Bank to First Republic Bank. He played a critical role in convincing First Republic to invest $2.5 million at a critical stage in Broadway's turn around process. In 2020 Broadway Federal merged with Cityfirst Bank to form Broadway Financial Corporation which is the largest and one of the healthiest Black-led financial institutions in the U.S. Al introduced First Republic to one of the most successful Black owned mortgage brokerage companies in Los Angeles. The company was instrumental in helping First Republic provide mortgage loans in low to moderate income areas at preferred rates and terms. Al took the lead in establishing a successful intern program in Los Angeles for First Republic Bank, with the goal of achieving greater opportunities for those potential employees from underserved communities. A large percentage of the interns took permanent employment upon graduation from their respective universities.

Name
Maria Romina Talabucon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/02/2022	Present	Hudson River Trading	Enterprise Technology Lead
04/01/2020	03/01/2021	WPP	Global Director
01/01/2018	Present	Workday	Communications Chair
05/01/2002	Present	The 4th Wall Actors Workshop	Actor
03/01/2021	05/01/2022	Parexel	Senior Director
11/01/2018	09/01/2019	2U	Senior Director
12/08/2021	Present	Prime Diversity, Inc	Board Member

Short Bio: Maria Romina Talabucon is an enterprise technology executive who has 30+ years of consulting and corporate experience in harnessing technology's value across an organization's operations. She has managed global teams on initiatives with budgets $20M+ with assets up to $1B. She has worked across 10+ industries delivering solutions to address complex challenges and strategic objectives. She has a long career in enabling organizations that can evolve within a constantly changing technical landscape.
LinkedIn: https://www.linkedin.com/in/mrtalabucon/

Name
Don Sanders

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/08/2021	Present	Prime Diversity, Inc	Board Member
07/01/1986	Present	Torrance Medical Center & Private Practice	Doctor

Short Bio: Over the past decade Dr. Sanders has been working as a pioneer in the development of Direct Anterior Total Hip Replacement, lecturing and assisting hundreds of surgeons in developing proficiency with this revolutionary technique in Joint Arthroplasty. In addition to other Top Doctor achievement awards, Dr Sanders has been recognized as a top Orthopaedic Surgeon by U.S. News and World Report.

Name
Duane Montgomery

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
03/01/2018	Present	Cozen O'Connor	Member
12/08/2021	Present	Prime Diversity, Inc	Board Member
04/01/1997	Present	Gilchrist and Rutter Professional Corp.	Partner

Short Bio: Duane is an 8-time Southern California Super Lawyer awardee. With over 25 years of law experience, he focuses on real estate and business transactions. Duane represents real estate clients in secured financing matters, acquisitions, and dispositions, title reviews, foreclosures, loan workouts, commercial leasing, finance lender licensing, joint venture matters, and manufactured housing transactions. He has significant experience representing clients in applying for and obtaining California Department of Real Estate public reports and in applying for, negotiating, and obtaining tentative and final subdivision maps for various types of projects. Duane also assists medium and small businesses in the formation of limited liability companies, corporations, and partnerships. Duane is the office managing partner of the firm's Santa Monica office. During his career, Duane has practiced at various California law firms and served as vice president and associate general counsel to a former major savings and loan association. Duane received his bachelor's degree from Newbold College, his master's degree from

Andrews University, and his law degree from the University of Michigan Law School, Ann Arbor.
LinkedIn: www.linkedin.com/in/duane-montgomery-827a6318/

Name
Angela Gibson-Shaw

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2015	Present	AG & Associates	President
12/08/2021	Present	Prime Diversity, Inc.	Board Member & Senior Advisor
01/01/2017	Present	LA County	LA County Small Business Commissioner
01/01/2018	Present	Inglewood Chamber of Commerce	Board Member
01/01/2007	Present	LA African American Women Policy Institute	Board Member
01/01/2018	07/01/2021	Contractor Development & Bonding Program	Outreach Specialist
01/01/2005	Present	GLAAACC	President

Short bio: ANGELA GIBSON SHAW, President, Greater Los Angeles African American Chamber of Commerce ("GLAAACC") A public affairs veteran with more than 35 years of experience, Angela Gibson- Shaw has a vast array of experience with small business outreach, community outreach and public relations. She is committed to the empowerment of small, minority, women and veteran-owned businesses leading to job creation in communities of color. She is the current president of the Greater Los Angeles African American Chamber of Commerce (www.glaaacc.org), as well as serving on the board of directors to the Inglewood Airport Area Chamber of Commerce. Angela also serves as an LA County Small Business Commissioner. Prior to her retirement at AT&T, Angela served on the boards of the Compton, Culver City, Carson, Huntington Park and Lynwood chamber of commerce. LA County Workforce Investment and SouthBay Workforce Investment Boards. Mrs. Gibson-Shaw is the immediate past Chair to the Los Angeles African American Women's Public Policy Institute, an organization dedicated to grooming African American women for Los Angeles leadership positions. Angela Gibson-Shaw is a graduate of the African American Board Leadership Institute, and has attended West LA College and Mendoza School of Business Chamber Training Institute. For her commitment, she has been honored by National Congress of Black Women, 94.7 The Wave, GLAAACC, the National Congress of Black Women-LA Chapter, National Action Network LA, LA Focus, Our Authors Study Club, Recycling Black Dollars, The Black Business Association, LA Focus, The National Association of University Women, and the Women in NAACP, among others. She has presented on the subjects of small business programs, securing corporate donations and leadership for women. She is married to Frederick Shaw Jr., public affairs director for the Citizens Commission on Human Rights. They reside in Inglewood. For more information, contact Angela Gibson Shaw at 323-719-2462 or angela@glaaacc.org. LinkedIn: https://www.linkedin.com/in/angela-gibson-shaw-7a006091/

Name
Joel Carter

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/09/2016	Present	The Walt Disney Company	Senior Manager, Information Security Office
07/01/2011	Present	SAIPRO	Board Member
03/11/2019	12/01/2021	Prime SBS Corp/Prime Diversity Analytics	Co-Founder & COO
12/08/2021	Present	Prime Diversity, Inc.	COO/Board Member

Short Bio: Joel Carter has 30+ years of consulting and corporate experience harnessing technology to fuel the performance of large and mid-sized companies in over 10 different industries. He has managed teams up to 200, budgets up to $5M, and assets up to $200M. He has enabled business model changes by seizing opportunities to use technology for boosting productivity, reducing costs, optimizing operations and meeting regulatory objectives in the finance and healthcare sectors. Career Overview: 25 years of consulting and corporate experience harnessing technology to fuel the performance of large and mid-sized companies. Managed teams up to 200, budgets up to $5M, and assets up to $200M. Expertise in Six Sigma, PMBOK, CMM, CMMi, Agile, and PCI DSS.; Industry Experience: Aerospace, Financial Services, Internet, Manufacturing, Telecom, Utilities, Banking, Entertainment, Healthcare, Retail, Global Nonprofits. Expertise with industry regulations including OTS, FFIEC, HIPAA, and CPUC.; LinkedIn: www.linkedin.com/in/carter3

Name

Angel Jose

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/16/2019	Present	Cars, Inc	Software Engineering Manager
10/01/2014	03/01/2020	Sense Inc	Engineering & Product Manager
03/11/2019	12/01/2021	Prime SBS Corp/Prime Diversity Analytics	Co-Founder & CTO
12/08/2021	Present	Prime Diversity, Inc.	CTO/Board Member

Short Bio: 15 years of experience founding and scaling businesses in the real estate construction, mortgage, and property preservation space.; 10 years of experience leading technology teams Lead and consulted startup tech teams from the first engineer through funding rounds.; Manage engineering and product teams through large-scale technology platforms. Helped CARS, Inc. (Cars.com) transition from large-scale enterprise contracts to open source offerings. Recruit, train and manage platform engineering teams.; LinkedIn: https://www.linkedin.com/in/ajose01/

Name

Gary Rushin

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2016	Present	Gary Rushin, CPA	Consultant
08/01/2019	Present	ThinkHeauristics, LLC	President
07/01/2020	10/01/2020	B2B Global Hub	Vice President
12/08/2021	Present	Prime Diversity, Inc.	CFO/Board Member

Short Bio: Gary Rushin is Prime Diversity Group's Chief Financial Officer and Executive Vice President. Gary held C-Suite positions, including CEO and CFO, and earned numerous awards as an entrepreneur, trainer, and business value creator. Gary Rushin has extensive operational, financial, business turnaround, and business development experience and is a licensed, certified public accountant. As the CEO of the nation's largest black-controlled architectural woodwork and casework manufacturer in the U.S., Terrill Manufacturing Company, Gary Rushin turned around this 70-year once family-owned West Texas company. Gary leveraged his knowledge of business turnarounds and restructurings as CFO of information services company KENROB and Associates. As a business restructuring specialist, he represented the Pension Benefit Guaranty Corporation (PBGC), a federal government agency on the creditors' committees of once-prominent companies Memorex Telex Corp., Lone Star Industries, and two airlines. Gary Rushin holds a Masters of Science in Computer Science, with a thesis on Artificial Intelligence from Southeastern University and a Bachelors of Business Administration (with an Accounting Concentration) from Temple University. LinkedIn: https://www.linkedin.com/in/gary-s-rushin-mscics-5b66a9

Name
Andrew Dillard

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/15/2021	Present	G & C Equipment Corp	IT Consultant
01/05/2015	12/01/2021	Archetype Brand Media	Owner & Senior Business Consultant
03/11/2019	12/01/2021	Prime SBS Corp/Prime Diversity Analytics	Co-Founder & CEO
12/08/2021	Present	Prime Diversity, Inc.	CEO/Board Member

Short bio: Andrew is a longtime champion of diversity, equity, and inclusion, and aims to provide meaningful opportunities for underrepresented entrepreneurs and businesses in traditionally underserved communities through Prime Diversity. In his role as Co-Founder & CEO, Andrew strategically assists organizations in maximizing diversity and inclusion success by providing a centralized service. He oversees Prime Diversity's dedicated advisors who work to handle all search related duties and support in-house diversity teams. A Southern California native, Andrew brings over two decades of strategic business development experience to Prime Diversity, with the goal of uplifting communities. Currently, consulting and leading Digital initiative for a very successful MBE, SBE, DVBE, and construction material supply firm. Technology – project manager for developing new project management software for large construction projects. Training – responsible for training, developing training tools, updating manuals, and training videos for project managers. Process improvement – auditing current processes, and recommending changes and improvements. Currently implementing approved improvements. Automation Transformation – responsible for developing, implementing, and deploying automation bots to work in concert with staff to improve productivity, and efficiency and reduce errors

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Andrew Dillard

Securities:	1,786,000
Class:	Common Stock
Voting Power:	20.0%

Angel Jose

Securities:	1,786,000
Class:	Common Stock
Voting Power:	20.0%

Alphonso Paisley

Securities:	1,786,000
Class:	Common Stock
Voting Power:	20.0%

Gary Rushin

Securities:	1,786,000
Class:	Common Stock
Voting Power:	20.0%

Joel Carter

Securities:	1,786,000
Class:	Common Stock
Voting Power:	20.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

PRIME DIVERSITY INC We believe Prime Diversity Inc. will be uniquely qualified to provide a powerful avenue for national, middle-market, and regional companies, to achieve their diversity, equity and inclusion goals, regardless of industry. Hospitals, universities, large nonprofits, and selective public sector entities are a part of our target market. Our vision is to open doors to greater opportunities and make a significant impact on underserved communities and disadvantaged individuals. We aim to hold a common mission with our future clients and provide greater opportunities for entrepreneurs and businesses in traditionally underserved communities and underrepresented backgrounds. In addition, some of our future clients may be seeking potential employees derived from disadvantaged backgrounds. Underserved areas are comprised of low to moderate-income localities (oftentimes in enterprise zones). Although our services are expected to primarily benefit minority and women entrepreneurs, our goal is to benefit entities and individuals of all racial backgrounds, ethnicities, and genders, particularly those who come from underserved areas or disadvantaged economic backgrounds. Business Model If our future clients have a diversity, equity and inclusion ("DEI") policy, our goal is to review it and make additional suggestions, if necessary. If they don't have a policy, we plan to work with them to help create one. Our goal is to identify specific target markets that coincide with their goals. Through our proprietary database system, we aim to identify, vet, and introduce specific companies, institutions, and individuals to our future clients that would result in mutually beneficial, and long-lasting relationships. If our future clients choose, we plan to have the ability to provide education and training to their employees as to the importance of DEI in establishing a more inclusive mindset and atmosphere within their work environment. Our services are aimed at addressing the unique nature of the specific needs of each of our individual clients. What areas are our future clients and prospects expected to form alliances? Our prospects could become suppliers for our future clients. We are confident that we should be able to introduce new products and/or services that our small business prospects aim to provide. Some of our future clients might want to form alliances, joint ventures, or seek subcontracting relationships with qualified prospects to jointly benefit from government or private industry contracts, goals or mandates. Sadly, many small businesses have failed, and others are at risk of collapse because of Covid. Through the joint efforts of our potential clients, we could help revive or resurrect some of these previously thriving businesses. In conjunction with some banks, Small Business Investment Companies (SBICs), Community Development Financial Institutions (CDFIs), Small Business Development Centers (SBDCs), and Community Development Entities (CDEs), we can certainly revive some of these businesses, and minimize the risk of failure. With some of the methods we aim to employ we believe there would be potential tax deductions, credits, or tax incentives for our future clients. What separates us from others is our goal to help companies meet their diversity and inclusion goals: We believe there are a plethora of well-meaning companies that want to achieve their diversity, equity, and inclusion (DEI) goals. Some companies lack the knowledge on how to make DEI initiatives practical tasks, and make their goals become a reality. Other companies feel that DEI initiatives are too time-consuming and take attention away from other profit driving activities of their core business. We aim to do the heavy lifting for them and make their goals a reality with quantifiable and pleasurable results. Information – Historically, one of the greatest challenges for companies who have attempted to be inclusive and diversified is identifying qualified opportunities. When "good faith" searches were made oftentimes frustration, anxiety, and minimal or no results were yielded, despite the time consumption and cost. Our proprietary database system resolves these issues. Communication – The leadership of Prime Diversity Inc. is made up of individuals who have achieved much success in forming alliances and opportunities between large companies and small and minority or women owned businesses, over their careers. Our goal is to hire people with similar experience. Unfortunately, we believe genuine mistrust and bias exist in all communities. One of the greatest strengths of Prime Diversity plans to build bridges amongst people and relationships of all backgrounds. We understand that the key to establishing long-lasting and mutually beneficial relationships is to not compromise regarding competence and integrity. We plan to only make introductions to our future clients with people we would hire or do business with ourselves. We plan to handle uncomfortable conversations that our future clients might prefer to avoid. Many of these conversations could take place before an introduction is ever made. Industry Awareness – Our target market is not limited by Industry. Virtually every industry should be interested in achieving diversity, equity and inclusion goals. Therefore, we believe that the market potential is substantial. Because of our team's vast and diversified business experience in dealing with a plethora of industries, we feel confident that we can help most companies pursue diversity and inclusion, regardless of industry. We believe that this would result in helping our future clients recognize quantifiable positive impacts on the lives of people and companies that have been traditionally disadvantaged or underserved. What makes Prime Diversity's team unique? All the founders of Prime Diversity have had successful careers with major corporations. In addition, we personally grew up in underserved communities. Because of our backgrounds and experiences, we feel we are uniquely qualified to understand the challenges and potential remedies for the types of companies and individuals we would like to assist. The original founders have had experience in helping small, and minority or women owned businesses become successful. We understand the importance of customers, capital (human and monetary), expert guidance, mentorships, relationships, third party services, and the role of government and particularly private industry in the success of small business.

Prime Diversity, Inc currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in PRIME DIVERSITY, INC. speculative or risky:**

   1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

4. We are highly dependent on the services of our founders. Our future business and results of operations depend in significant part upon the continued contributions of our founding team. If we lose those services or if they fail to perform in their current positions, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

8. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

9. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

10. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain

customers, our business, results of operations and financial condition may be materially adversely affected.

12. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

13. Future fundraising may affect the rights of investors. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

14. Our ability to succeed depends on how successful we will be in our fundraising efforts. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

15. We are dependent on general economic conditions. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

16. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the year ended on December 31, 2021, and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs in the foreseeable future. We may not be able to successfully market our products and services in the future, which will generate significant revenues. In addition, any revenue that we may generate may be insufficient for us to become profitable.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully.

Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

PRIME DIVERSITY, INC. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the proceeds for capacity building that fulfills our mission. This includes the ongoing development of services that enhance the supply-chain integration of large organizations with small disadvantaged businesses, in varying industries. We need to keep in mind every company may have different ways to reach their DEI goals, we need to meet that challenge through our relationship management process. We also plan to use the proceeds to enhance our competitive advantage capabilities in technology development and software enhancements that would limit the entry of competitors into this new marketplace. We believe the combination of our innovative technology and skilled team will allow us to work to achieve this goal.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation	$0	$300,000
Planned Platform Enhancements	$9,510	$150,000
Technology development	$0	$125,000
Software licensing fees	$0	$65,000
Staff researchers, account managers	$0	$140,000
General & Administrative fees	$0	$75,000
Professional fees	$0	$50,000
Subscription fees	$0	$52,000
Marketing & business development	$0	$60,570
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and PRIME DIVERSITY, INC. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	8,930,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There is no debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws of BYLAWS PRIME DIVERSITY, INC. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by Management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Angel Jose
Amount Outstanding:	$100,000
Interest Rate:	0.0%
Maturity Date:	September 1, 2024
Other Material Terms:	Maker shall pay the principal amount of this note in equal monthly payments over 24 months. Minimum monthly payments of $8,322 will begin on September 1, 2022.
Creditor(s):	Joel Carter
Amount Outstanding:	$100,000
Interest Rate:	0.0%
Maturity Date:	September 1, 2024
Other Material Terms:	Maker shall pay the principal amount of this note in equal monthly payments over 24 months. Minimum monthly payments of $8,322 will begin on September 1, 2022.

25. **What other exempt offerings has PRIME DIVERSITY, INC. conducted within the past three years?**

Date of Offering:	01/2022
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$20,000
Use of Proceeds:	General and administrative.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Angel Jose	CTO	Promissory Note	$100,000
Joel Carter	COO	Promissory Note	$100,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Prime Diversity, Inc. (the "Company") is a corporation organized on December 8th, 2021, under the laws of Delaware. The Company believes that they are uniquely qualified to provide a powerful avenue for national, middle-market, and regional companies, to achieve their diversity, equity, and inclusion goals, regardless of industry. Hospitals, universities, large nonprofits, and selective public sector entities are also planned to be a part of their target market. Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. In 2022, the founders of Prime Diversity, Inc. were issued a total of 8,930,000 shares in exchange for $20,000 cash. During 2022, founders of the Company contributed intelligence property, previously developed by themselves to the Company in exchange for $200,000. The $200,000 is due to the founders in the form of a promissory note. This note bears no interest and shall be paid in full no later than September 1, 2024. Minimum monthly payments of $8,322 will begin on September 1, 2022. With this raise, the Company plans to use the proceeds primarily for compensation, planned platform enhancements, technology development, and staff researchers & account managers.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**
      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

      If Yes to any of the above, explain:

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

PRIME DIVERSITY, INC. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.primediversitygroup.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.